UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 12, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 02 May 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 15 May 2017 entitled ‘VODAFONE TRANSFERS A 35% INTEREST IN SAFARICOM TO VODACOM IN EXCHANGE FOR NEW ORDINARY SHARES IN VODACOM’

3.             A Stock Exchange Announcement dated 16 May 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

4.             A Stock Exchange Announcement dated 24 May 2017 entitled ‘MELITA LTD AND VODAFONE MALTA MERGER TO CREATE NEW FULLY INTEGRATED COMMUNICATIONS PROVIDER IN MALTA’

2 May 2017

RNS: 8841D

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2017:

Vodafone’s issued share capital consists of 28,814,166,658 ordinary shares of US$0.20 20/21 of which 2,190,878,465 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,623,288,193. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

15 May 2017

RNS: 0721F

VODAFONE TRANSFERS A 35% INTEREST IN SAFARICOM TO VODACOM IN EXCHANGE FOR NEW ORDINARY SHARES IN VODACOM

Vodafone Group Plc (“Vodafone Group”) announces today that its wholly-owned subsidiary, Vodafone International Holdings B.V. (“Vodafone”), has agreed to transfer part of its indirect shareholding in Safaricom Limited (“Safaricom”) to Vodacom Group Limited (“Vodacom”), its sub-Saharan African subsidiary. Based on the agreed terms of the transaction, Vodafone will be exchanging a 35% indirect interest in Safaricom for 226.81 million new ordinary Vodacom shares.  The transaction, which has a value of €2,361 million based on Vodacom’s closing share price on Friday 12 May 2017, will increase Vodafone’s ownership in Vodacom from 65% to 70%2. Vodafone will continue to hold a 5% indirect interest in Safaricom following the transfer, in addition to the indirect interest held through Vodacom.

As part of the transaction, Vodafone Group has given appropriate assurances to the Government of Kenya to ensure the ongoing success of the long standing partnership between Safaricom, the wider Vodafone Group and the Government of Kenya.

Transaction rationale

The transaction is expected to generate clear benefits for Safaricom, Vodacom and Vodafone Group:

•      Vodafone Group streamlines and simplifies the management of its sub-Saharan African holdings;

•      Strengthens alignment and cooperation between Safaricom and Vodacom and provides greater scope to share talent and expertise across the region as well as internationally; and

•      Vodacom gains exposure to the attractive Kenyan market and one of the most successful and innovative telecoms companies in Africa, further enhancing its investment case and strategic position.

1  The number of shares issued to Vodafone will be adjusted for any distributions made by Vodacom between signing and closing, which is currently anticipated to result in a further 6.7m shares being issued to Vodafone as a result of the Vodacom final dividend to be paid in June

2  Vodafone’s ownership post transaction will increase to 69.6% pre Vodacom final dividend adjustment (69.7% post Vodacom final dividend adjustment)

Transaction details

Vodafone currently holds a 40% indirect interest in Safaricom through a wholly-owned subsidiary, Vodafone Kenya Ltd (“VKL”). Vodacom has agreed to acquire an 87.5% shareholding in VKL, representing a 35% indirect interest in Safaricom. Vodafone will retain the remaining 12.5% shareholding in VKL, representing a 5% indirect interest in Safaricom.

Vodacom has agreed to issue 226.8 million new ordinary Vodacom shares to Vodafone, which values the effective 35% indirect interest in Safaricom at €2,361 million based on Vodacom’s closing share price on Friday 12 May. The implied exchange ratio of 1.62 new Vodacom shares for every 100 Safaricom shares compares to an implied exchange ratio of 1.56 based on the 90 day VWAP, 1.63 based on the 180 day VWAP and 1.72 based on the closing prices on Friday 12 May3.

Following the transaction, Vodafone Group will continue to report its direct and indirect holdings in Safaricom under the equity method. The transaction is not expected to have a material impact on Vodafone Group’s free cash flow or its earnings.

After the transaction completes, Vodacom is expected to have a free float of approximately 18%, which means that it will not meet the minimum free float requirement of 20% for its listing on the Johannesburg Stock Exchange (“JSE”). Consequently, Vodacom has secured a two year exemption from the free float requirement from the JSE. Vodafone has committed to Vodacom that, if required, it will sell down a portion of its shareholding in Vodacom before the exemption expires.

Conditions to completion and indicative timetable

Completion of the transaction is subject to a number of conditions, including approvals from Vodacom minority shareholders, approval from the Financial Surveillance Department of the South African Reserve Bank and confirmation from the Kenya Capital Markets Authority that the Transaction does not trigger an obligation for Vodacom to make a mandatory bid for Safaricom.

A committee of Vodacom’s independent non-executive directors has unanimously approved the transaction. Vodacom has appointed an independent expert, Deloitte & Touche to provide a fairness opinion on the proposed transaction which will be included in the circular to be distributed to Vodacom shareholders on or about 5 July 2017 with the general meeting to approve the reorganisation expected to take place on or about 15 August 2017.

The transaction is expected to close in the third quarter of the 2017 calendar year.

- ends -

3  Based on daily closing share prices in ZAR of Vodacom and Safaricom converted at the KES/ZAR exchange rate calculated on a daily basis over the period

For further information:

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone Group had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com

About Safaricom

Safaricom transforms lives.

Safaricom provides voice, data, financial services and enterprise solutions for a range of subscribers, small businesses and government, using a variety of platforms. As the biggest communication company in East and Central Africa, Safaricom delights over 28 million subscribers, providing over 200,000 touch points for its customers and offering over 100 different products under its portfolio.

Listed on the Nairobi Securities Exchange and with annual revenues in excess of Kshs 200 Billion, Safaricom invested Kshs 38 billion in building its network last year, providing over 80% of Kenya’s population with 4G, 3G and 2G coverage. Safaricom has harnessed its proprietary fibre infrastructure to build a dedicated enterprise business, providing managed IT services to clients in the East African region, as well as to deliver fibre to homes country-wide. Safaricom pioneered commercial mobile money transfer globally through M-PESA, the most successful service of its kind anywhere in the world.  Launched in March 2007, M-PESA now has over 26 million customers and over 140,000 M-PESA Agent outlets countrywide.

About Vodacom

Vodacom is a leading African mobile communication company providing a wide range of communication services including mobile voice, messaging, data and converged services to over 66 million customers. Vodacom has mobile network operations in South Africa, Lesotho, Tanzania, the DRC and Mozambique. Through Vodacom Business Africa, Vodacom also offer business managed services to enterprises in over 30 countries across the continent.

Financial advisor

UBS is acting as sole financial advisor to Vodafone on the transaction.

16 May 2017

RNS: 3329F

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of Shares (from Corporate Nominee)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP to 2.1931	250,000

d)	Aggregated information: volume, Price	Aggregated volume: 250,000 Ordinary shares Aggregated price: GBP 548,263.25
e)	Date of the transaction	2017-05-16
f)	Place of the transaction	London Stock Exchange (XLON)

24 May 2017

RNS: 0396G

MELITA LTD AND VODAFONE MALTA MERGER TO CREATE NEW FULLY INTEGRATED COMMUNICATIONS PROVIDER IN MALTA

Apax Partners Midmarket SAS (“Apax”), Fortino Capital (“Fortino”) and Vodafone Group Plc (“Vodafone”) today announced an agreement to combine Melita Ltd (“Melita”) and Vodafone Malta Ltd (“Vodafone Malta”) (together, the “Combined Company”).

The transaction combines Vodafone Malta, the country’s leading mobile operator with the highest customer satisfaction scores and an industry-leading 4G mobile network covering 99% of the Maltese population, with Melita, Malta’s leading cable, broadband and pay TV provider, with a network covering 99% of Maltese households. Melita offers a wide range of rich content and superfast broadband download speeds of up to 250mbps.

The Combined Company’s mobile and enterprise business will operate under the Vodafone brand, distribute a wide range of services including Vodafone’s global portfolio of products and services and benefit from access to Vodafone’s extensive expertise in mobile and fixed operations worldwide.

Transaction rationale

The combination will create a new fully integrated communications company with the scale and resources required to offer competitive ‘quad play’ bundled mobile, fixed broadband, fixed telephony and TV services to Maltese consumers and a full range of enterprise services for businesses and the public sector.

In a market where demand for converged services is accelerating rapidly1, the Combined Company will be in a stronger position to compete with the fully integrated incumbent, GO, ensuring sustainable consumer choice over the long term.

The Combined Company is expected to be able to generate cost synergies through the rationalisation of overlapping activities and greater network investment efficiency as the Combined Company introduces 4.5G, and subsequently 5G, mobile networks and gigabit-capable fixed networks.

1 According to the Malta Communications Authority, in the fourth quarter of 2016, 78.7% of fixed broadband connections and 68.4% of postpaid fixed lines were sold in a bundle. See “Key Market Indicators for Electronic Communications and Post” Q1 2012 to Q4 2016

Transaction details

At completion, the current shareholders of Melita will own 51% of the Combined Company and Vodafone Europe B.V. (“VEBV”), the current shareholder of Vodafone Malta, will own the remaining 49%2.

The transaction values Vodafone Malta at an enterprise value of €208 million, equivalent to multiples of 6.8x EV/2016 EBITDA and 15.1x EV/2016 OpFCF. The transaction values Melita at an enterprise value of €298 million, equivalent to multiples of 8.9x EV/2016 EBITDA and 15.3x EV/ 2016 OpFCF3.

At completion, the Combined Company’s net debt is expected to be approximately €345 million and Vodafone will receive an estimated cash payment of €120 million which will be used for general corporate purposes. Melita’s shareholders will receive an estimated cash payment of €33 million.

The Combined Company will not be consolidated in Vodafone’s accounts and will be reported on an equity accounting basis after completion of the transaction. The transaction is not expected to have a material impact on Vodafone Group’s free cash flow or earnings.

The Melita shareholders intend to appoint the current CEO of Melita, Harald Rösch, as CEO of the Combined Company and Vodafone intends to appoint the current CFO of Vodafone Malta, Caroline Farrugia, as CFO of the Combined Company. Vodafone will announce a new role for Amanda Nelson, the current CEO of Vodafone Malta, in due course.

Conditions to completion and indicative timeline

The transaction is conditional on approval from the Malta Competition and Consumer Affairs Authority and is expected to close in the second half of the 2017 calendar year.

2 Excluding the dilutive effect of management incentivisation plans for the Combined Company

3 Melita underlying OpFCF for the twelve months ended December 31, 2016, adjusted to exclude non-recurring capital expenditure relating to IRU investments

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Melita

Melita Chris Scicluna

PR Director – Hype

chris@hypepr.co

Apax Partners MidMarket

Coralie Cornet

Communication Director

+ 33 1 53 65 01 35

coralie.cornet@apax.fr

Fortino Capital

Lyzette Martens

Communications Director

+ 32 2 669 10 50

lyzette.martens@fortino.be

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 17 markets. As of 31 March 2017, Vodafone had 515.7 million mobile customers and 17.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Malta

For the twelve months ended December 31, 2016, Vodafone Malta generated €30 million of underlying EBITDA and €14 million of underlying OpFCF. For the financial year ended March 31, 2016 Vodafone Malta generated a profit before tax of €11 million and had gross assets of €77 million.

About Melita

For the twelve months ended December 31, 2016, Melita generated €33 million of underlying EBITDA and €20 million of underlying OpFCF.

About Apax Partners MidMarket

Apax Partners MidMarket is a leading private equity firm in France and Europe. With more than 45 years of experience, Apax Partners MidMarket provides long-term equity financing to build and strengthen world-class companies. Funds managed and advised by Apax Partners MidMarket exceed €3 billion. These funds invest in fast-growing middle-market companies across four sectors of specialisation. Apax Partners MidMarket TMT investment includes Altran, Gfi Informatique, InfoVista, Melita, Nowo-ONI and Vocalcom.

About Fortino Capital

Belgian based Investment company Fortino Capital invests in small and medium-sized businesses with growth potential. Fortino Capital believes in the potential of visionary entrepreneurs with a focus on technology, E-commerce and digital transformation. Fortino Capital brings strengthening of capital, expertise and experience in the areas of innovation, strategy and growth. For more information: www.fortino.be

Advisors

Akira Partners LLP, DLA Piper UK LLP and Linklaters LLP acted as exclusive advisors to Vodafone. Lazard, Weil Gotshal & Manges and Jones Day acted as exclusive advisors to Apax Partners MidMarket and Fortino Capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 12, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary